FORM 12B-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              SEC File No.: 0-28759
                              CUSIP No.: 73035M 107

                           NOTIFICATION OF LATE FILING

  []Form 10-KSB   []Form 11-K   []Form 20-F   [ X ]Form 10-QSB   []Form N-SAR



                       For Period Ended: October 31, 2004
________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________
If the notification relates to a portion of the filing checked  above, identify  the  Item(s) to which the  notification relates:  N/A
________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________

Full Name of Registrant: PocketSpec Technologies Inc.

Former Name if Applicable: N/A
________________________________________________________________________________

Address of Principal Executive Office (Street and Number): 3225 East 2nd Ave.
________________________________________________________________________________
City, State and Zip Code: Denver, Colorado 80206

PART II - RULES 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. The Company is in the process of completing its review of its financial information but could not provide the definitive financial statements by the due date without incurring substantial costs. The Company will file the Form 10-QSB by the extension date.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

     Cynthia Kettl               (303)           393-8060
     -------------               -----           --------
        Name                  (Area Code)    (Telephone Number)

(2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s). [X] Yes [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?     [ ] Yes    [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PocketSpec Technologies Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 15, 2004                      PocketSpec Technologies Inc.



                                        By:    /s/ Cynthia Kettl
                                               ---------------------------------
                                               Cynthia Kettl
                                               Treasurer